Exhibit 99.8

TRADE-MARK SUBLICENSE AGREEMENT

THIS AGREEMENT (“Agreement”) is effective the 24th day of May, 2016 (the “Effective Date”)

BETWEEN:

BROOKFIELD ASSET MANAGEMENT HOLDINGS LTD., a corporation organized under the laws of Bermuda, having an office at 73 Front Street, Hamilton HM 12, Bermuda

(the “Sublicensor”)

- and -

BROOKFIELD BUSINESS PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton HM 12, Bermuda

(“BBP”)

- and —

BROOKFIELD BUSINESS L.P., an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton HM 12, Bermuda

(“Holding LP” and together with BBP, the “Sublicensees”)

RECITALS:

WHEREAS Brookfield Office Properties Inc. is the owner of certain trade-marks, trade names, logos and domain names that include the term BROOKFIELD alone or in combination with other words or design elements in various jurisdictions worldwide, along with applications and registrations therefor (the “Trade-Marks”) and has granted to Sublicensor a right and license to use the Trade-Marks with a right to grant sublicenses pursuant to a Trademark License Agreement dated November 14, 2010 (“Master License”);

AND WHEREAS the Sublicensees wish to obtain a worldwide, non-exclusive, royalty free right and license to use the Trade-Marks, and the Sublicensor agrees to grant such a right and license, subject to the terms and conditions set out in this Agreement;

NOW THEREFORE in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the Parties hereto agree as follows:

1.                                      Definitions

“Affiliate” means, for any Person, any Person that Controls the first Person, is Controlled by the first Person or is Controlled by the same Person that Controls the first Person.

“Control” means: (i) direct or indirect ownership of 50% or more of the voting equity of a Person; or (ii) the direct or indirect possession of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or otherwise, and whether alone or through any other Person; and “Controls” and “Controlled” have the corresponding meaning.

“Licensed Use” means use of the Trade-Marks in association with wares sold or services performed in connection with the Sublicensees’ or their Subsidiaries’ current or new lines of business.

“Master License” means the Trademark License Agreement between Owner and Sublicensor dated November 14, 2010.

“Owner” means Brookfield Office Properties Inc., a corporation organized under the laws of Canada, having an office at Three World Financial Center, 200 Vesey Street, New York, New York, 10281, USA.

“Party” means the Sublicensor or the Sublicensees.

“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization or association, trust (including the trustees thereof, in their capacity as such) or other entity.

“Sublicensees” means each of Brookfield Business Partners L.P., an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton HM 12, Bermuda and Brookfield Business L.P., an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton, HM 12, Bermuda.

“Sublicensor” means Brookfield Asset Management Holdings Ltd., a corporation organized under the laws of Bermuda, having an office at 73 Front Street, Hamilton HM 12, Bermuda.

“Subsidiary” means, with respect to any Person, any other Person that is directly or indirectly Controlled by such Person.

“Trade-Marks” means any current or future trademarks, trade names, logos and domain names of the Owner that include the term BROOKFIELD alone or in combination with other words or design elements, and applications and registrations therefor.

1.1                               Interpretation. All words used in this Agreement in the singular include the plural and vice versa. The captions and headings in the Agreement are inserted for convenience of reference only and shall not be considered in determining the purpose, meaning or intent of any provision of this Agreement.

2.                                      Grant of Sublicense

2.1                               Grant. The Sublicensor hereby grants to the Sublicensees and their Subsidiaries, as of the Effective Date and subject to the terms and conditions of this Agreement, a worldwide, non-exclusive, royalty-free right to the Licensed Use of the Trade-Marks.

2.2                               Sublicensing. The rights granted by the Sublicensor to the Sublicensees and their Subsidiaries pursuant to Section 2.1 shall not include the right to grant sublicenses to any other entities to use the Trade-Marks in association with the Licensed Uses.

2.3                               Perpetual, Irrevocable. The rights granted by the Sublicensor to the Sublicensees pursuant to Sections 2.1 and 2.2 shall be perpetual and irrevocable by the Sublicensor subject only to the termination provisions as provided in Section 6.

2.4                               Registration of Trade-Marks. Trade-Marks may only be applied for or registered in the name of the Owner. In the event the Sublicensees at their sole discretion wish to have an application for registration of a Trade-Mark filed in any jurisdiction, the Sublicensees shall provide the Sublicensor with a written request for filing and all information necessary for filing and the Sublicensor shall provide such written request and information to the Owner, and subject to the discretion of the Owner acting reasonably, the Owner will arrange for filing, prosecution and maintenance of same.

2.5                               Licensor Costs. The Owner shall be responsible for all costs associated with filing, prosecuting and maintaining applications and registrations for the Trade-Marks including all costs associated with any cancellation or opposition proceedings, with the exception of costs associated with the filing, prosecution and maintenance, including all costs associated with cancellation or opposition proceedings, of applications and registrations for Trade-Marks filed, prosecuted and maintained at the request of the Sublicensees.

2.6                               Sublicensee Costs. The Sublicensees shall be responsible for all costs associated with filing, prosecuting and maintaining applications and registrations for Trade-Marks including all costs associated with any cancellation or opposition proceedings where the costs are incurred at the request of the Sublicensees.

3.                                      Sublicensees’ Acknowledgements and Agreements

3.1                               Ownership. The Sublicensees acknowledge Owner’s right, title and interest, and Sublicensor’s license and interests, in and to the Trade-Marks. Except for the sublicense specifically provided in this Agreement no other right, title, or interest in or to the Trade-Marks is created for the benefit of the Sublicensees or their Subsidiaries.

3.2                               Validity. The Sublicensees agree that they will not, either during the term of this Agreement or thereafter, attack, oppose, attempt to cancel, or otherwise challenge in any jurisdiction in any manner or in any forum the Owner’s ownership and interests, or

Sublicensor’s license and interests in and to the Trade-Marks or the validity of this Agreement.

3.3                               Goodwill. The Sublicensees acknowledge the goodwill associated with the Trade-Marks and agrees that all goodwill, including any increase in the value of the Trade-Marks as a result of this Agreement, will inure solely to the Owner’s benefit. The Sublicensees will not claim any title or any proprietary right to the Trade-Marks or in any derivation, adaptation, or variation thereof

3.4                               No Registration. The Sublicensees will not attempt to register any of the Trade-Marks anywhere in the world, either alone or in combination with other words or indicia, or attempt to register any trademark (including, without limitation, domain names, telephone numbers and other now existing or newly developed forms of trademarks) which is likely to be confused with the Trade-Marks.

3.5                               Evidence of Use. Upon Owner’s or the Sublicensor’s request, the Sublicensees shall provide, at the Owner’s or the Sublicensor’s expense, evidence of use or other assistance that the Sublicensor or its Subsidiaries may reasonably request to document use of the Trade-Marks.

3.6                               Recordation. The Sublicensees agree to provide reasonable assistance to Owner or Sublicensor, at Owner’s or Sublicensor’s request and expense, to record this Agreement with any relevant or appropriate governmental agency. The assistance may, for example, include signing any additional documents, including a shortened version of the major terms of this Agreement.

3.7                               Sublicensor’s Representation. The Sublicensor represents and warrants to the Sublicensees, and acknowledges that the Sublicensees are relying upon such representations and warranties in entering into this Agreement, that (i) pursuant to the Master License, the Sublicensor has all necessary rights and interest in and to the Trade-Marks to grant to the Sublicensees and their Subsidiaries the sublicenses granted hereunder; and (ii) the execution, delivery and performance of this Agreement by the Sublicensor will not conflict with, or result in, any breach of, or constitute a default under, any agreement or instrument to which it is a party, or result in the contravention of any law by the Sublicensees.

4.                                      Quality Control

4.1                               Mutual Interests. The Sublicensor and the Sublicensees agree that it is in their mutual interests that the character and quality of the Licensed Uses with which the Trade-Marks are associated be (i) of the highest quality, (ii) in accordance with all applicable laws and (iii) in accordance with sound commercial practices and that the Trade-Marks be used by the Sublicensor and the Sublicensees and their Subsidiaries in a manner that allows the Sublicensor and the Sublicensees and their Subsidiaries to maintain their individual corporate identities and to maintain the distinctiveness of the Trade-Marks.

4.2                               Compliance with Standards. The Sublicensees agree to use, and will cause its Subsidiaries to use, the Trade-Marks in association with the Licensed Uses in accordance with the mutual interests expressed in Section 4.1 and to abide by the quality control standards and branding guidelines which may be communicated by the Sublicensor in writing from time to time.

4.3                               Audit. The Sublicensor may inspect, at its own costs and upon 5 business days’ notice, during regular business hours and without disruption of the Sublicensees’ business and personnel, the Sublicensees’ records relating to the character and quality of the Licensed Uses in association with the Trade-Marks. The Sublicensees agree to permit the Sublicensor or its designated representatives to enter the Sublicensees’ premises for the purpose of inspecting the Sublicensees’ records. The Sublicensees further agree to require their Subsidiaries to permit the Sublicensor to inspect their records on the same terms and conditions as provided herein.

4.4                               Ownership Identification. The Sublicensees agree to comply, and shall require their Subsidiaries to comply, with any reasonable marking requests that the Sublicensor may make (for example, that the Sublicensees use the phrase “The [Trade-Mark] is used under sublicense from Brookfield Asset Management Holdings Ltd.”) in relation to the Trade-Marks.

5.                                      Infringement and Enforcement

5.1                               Notice of Use. The Sublicensees shall promptly notify the Sublicensor (and shall require their Subsidiaries to notify Sublicensor) if either learns of the existence, use or promotion of any mark, design, trade name, domain name or any other indicia that may be confused with, or otherwise depreciate the value of the goodwill associated with, any of the Trade-Marks.

5.2                               Cooperation. The Owner or the Sublicensor may take any legal action that the Owner or the Sublicensor deems necessary or advisable to enforce or defend the Trade-Marks in relation to the offending use specified in a notice from the Sublicensees. The Sublicensees and their Subsidiaries shall cooperate with the Owner and the Sublicensor, at the Sublicensor’s expense, in the prosecution of any proceeding commenced by the Owner or the Sublicensor to enforce or defend the Trade-Marks, including but not limited to providing testimony, exhibits, facts or similar support or other cooperation in connection with such legal action.

6.                                      Term and Termination

6.1                               Termination of Rights and Expiration of Agreement. The right and license granted hereunder shall continue in effect until terminated in accordance with Sections 6.2 or 6.3, or until otherwise agreed upon in writing between the Sublicensor and the Sublicensees.

6.2                               Termination of Agreement at Election of the Sublicensor. The Sublicensor may terminate this Agreement effective upon giving written notice of termination to the Sublicensees in the event of the termination of the master services agreement (the “Master Services Agreement”), as may be amended from time to time, among the Service Providers (as defined in the Master Services Agreement), the Sublicensees and others or any successor management agreement pursuant to which any Affiliate of Brookfield

Asset Management Inc. (“BAM”) provides management services to the Sublicensees or their successors. The Sublicensor may terminate this Agreement with respect to a Sublicensee upon giving 30 days’ written notice of termination to such Sublicensee on the following events:

(i)                                     the bankruptcy, insolvency, receivership or winding-up of such Sublicensee;

(ii)                                  the date prior to the date on which the seizure or attachment of the property, assets or undertaking of such Sublicensee, as a result of any action taken against it by any other Person;

(iii)                               such Sublicensee defaults in the performance of any material term, condition or agreement under this Agreement and the default continues for a period of 30 days after written notice of the breach is given to such Sublicensee;

(iv)                              such Sublicensee ceases to be an Affiliate of BAM;

(v)                                 such Sublicensee assigns, sublicenses, pledges, mortgages or otherwise encumbers its sublicense with respect to the Trade-Marks; or

(vi)                              the termination or amendment of the Master License if such termination or amendment results in a loss of rights licensed hereunder by the Sublicensor.

It is acknowledged by the Sublicensor that the Service Providers will be responsible for managing the Sublicensees’ obligations under this Agreement pursuant to the Master Services Agreement and further acknowledged and agreed that the Sublicensees will be deemed to be in compliance with the provisions contained herein to the extent that the Service Providers or any other Affiliate of BAM is responsible for compliance with such provisions on behalf of the Sublicensees unless, in either case, the board of directors of BBP’s general partner has directed the Service Providers or such other Affiliate of BAM to take any action or refrain from taking any action or has failed to respond to a written request by the Service Providers or such other Affiliate of BAM for a direction within a reasonable period of time of such request, in each case which results directly in the breach of any provision contained herein.

6.3                               Termination of Agreement at Election of the Sublicensees. Each Sublicensee may terminate this Agreement upon giving 30 days’ written notice of termination to the Sublicensor in the event of default of the Sublicensor in the performance of any material term, condition or agreement under this Agreement and the default continues for a period of 30 days after written notice of the breach is given to the Sublicensor.

6.4                               Effect of Termination.  The termination of this Agreement with respect to one or more specified Trade-Marks will not affect the validity or enforceability of this Agreement with respect to the other Trade-Marks.  The termination of this Agreement with respect to a Sublicensee will not affect the validity or enforceability of this Agreement with respect to the other Sublicensee.

7.                                      Sublicensees’ Obligations Upon Termination

7.1                               Reversion of Rights. Upon termination of this Agreement for any reason, all rights granted to the Sublicensees under this Agreement shall cease and revert to the Sublicensor. Except to the extent approved in writing by the Sublicensor, the Sublicensees agree to promptly cease and desist from any use of any of the Trade-Marks and to cause their Subsidiaries to do the same. The Sublicensees agree that they will not, and shall cause their Subsidiaries to not, thereafter adopt, use or refer to any trademarks, service marks, logos, designs, trade names, trade dress, domain names, toll-free numbers or other identification that contain the word BROOKFIELD or that is otherwise derived from or is likely to be confused with, any of the Trade-Marks.

7.2                               Name Change. Upon termination of this Agreement, the Sublicensees agree that they will promptly take steps to cancel any trade names of the Sublicensees or their Subsidiaries that incorporate any of the Trade-Marks.

8.                                      Indemnity

8.1                               Notice of Infringement Action. The Sublicensor shall promptly (and in any event within 5 business days) notify the Sublicensees in writing of any claims, demands, lawsuits, proceedings, and actions of every kind made or commenced, or which is threatened to be made or commenced (“Claims”), against the Sublicensor arising out of the use of the Trade-Marks by the Sublicensees or their Subsidiaries.

8.2                               Indemnity. The Sublicensees agree to defend, indemnify and hold Owner and the Sublicensor and their respective officers, directors and employees harmless from and against all Claims, and all costs, expenses, damages, obligations, deficiencies, or judgments whatsoever, including, but not limited to, reasonable attorney’s fees, and other costs and expenses, including interest and penalties, incident to the foregoing arising out of the use of the Trade-Marks by the Sublicensees or their Subsidiaries in breach of this Agreement.

8.3                               Control of Defence. The Sublicensees have the right to exercise sole control of the defense and all related settlement negotiations in connection with the indemnity obligation in Section 8.2. The Sublicensor shall provide the Sublicensees, at the Sublicensees’ request and expense, the reasonable assistance, information and authority necessary to perform the Sublicensees’ obligations in Section 8.2.

8.4                               Limited Liability of Limited Partners of Sublicensees. The Parties acknowledge that the Sublicensees are each a limited partnership formed under the laws of Bermuda, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the partnership and such limited partner’s pro rata share of any undistributed income. The Parties further acknowledge that BBP is the sole general partner of Holding LP, and that 1922859 Alberta ULC is the sole general partner of BBP.

Prior to the end of its first fiscal period, BBP expects that Brookfield Business Partners Limited will become the general partner of BBP.

9.                                      Governing Law; Venue

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.                               Injunctive Relief

The Sublicensees expressly acknowledge that nothing in this Agreement or any other agreement or agreements between the Sublicensor and the Sublicensees shall prevent the Owner or the Sublicensor from immediately seeking injunctive relief, or any other equitable or judicial remedy, in any forum that Owner or the Sublicensor, in its sole discretion, deems appropriate to protect its rights including its intellectual property rights.

11.                               Waiver and Modification

No waiver of any breach of this Agreement will constitute a waiver of any subsequent breach, and no waiver will be effective unless in writing and signed by the Party to be charged. This Agreement may not be amended or modified except by a writing signed by all of the Parties. The failure of any Party at any time to require performance by another Party of any provisions of this Agreement will in no way affect the full right of the Party to require the performance of any provisions at any later time.

12.                               Severability

If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect by a court or administrative body of competent jurisdiction, then unless otherwise agreed, this Agreement will continue in full force and effect except for such provisions, which will be deemed excised therefrom. In such event, the Parties hereto agree to use their best efforts to agree on substitute provisions, which, while valid, will achieve as closely as possible the same economic effects as the invalid provision(s).

13.                               Headings

The headings of the sections and subsections of this Agreement have been inserted for convenience of reference only and do not restrict or otherwise modify any of the terms or provisions of this Agreement.

14.                               Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

15.                               Relationship of the Parties

Nothing contained herein shall be construed to place the Sublicensor, on the one hand, and the Sublicensees, on the other, in a relationship of joint venturers, partners, associates or principal and agent. The Sublicensor and the Sublicensees are not granted the right to assume or create any obligation or responsibility for or on behalf of each other or otherwise bind each other except as may be expressly authorized by the other in writing.

16.                               Assignment

Either the Sublicensor or the Sublicensees may assign this Agreement to any Affiliate upon giving the other prior notice thereof. This Agreement shall inure to the benefit of and be binding upon the Sublicensor, the Sublicensees and their respective permitted successors and assigns.

17.                               Survival

All obligations of the Sublicensor and the Sublicensees that expressly or by their nature survive expiration or termination of this Agreement shall continue in full force and effect subsequent to and notwithstanding such expiration and termination or until they are satisfied or by their nature expire.

18.                               Notices

Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission, by express courier, or by prepaid mail (except during an interruption of postal services). Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the second business day after the post marked date thereof, or if sent by facsimile, will be deemed to have been received on the business day following the sending, or if delivered by express courier or by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications will be addressed as follows:

If to the Sublicensor:

Brookfield Asset Management Holdings Ltd.
73 Front Street
Hamilton HM 12
Bermuda

Attn:                    General Counsel

With a copy to:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place
181 Bay Street, Box 762,
Toronto, ON
M5J 2T3

Attn:                    Vice President, Legal Affairs

If to the Sublicensees:

1922859 Alberta ULC
73 Front Street
Hamilton HM 12
Bermuda

Attn:                    Secretary

19.                               Construction

This Agreement has been prepared by each of the Parties hereto and the terms hereof will not be construed in favor of or against any Party by reason of its participation in the preparation.

20.                               Entire Agreement

This Agreement sets forth the entire agreement and understanding of the Sublicensor and the Sublicensees with respect to the subject matter herein, and supersedes all prior agreements, arrangements and understandings, written or oral.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their duly authorized representatives having effect as of the Effective Date.

Sublicensor:

BROOKFIELD ASSET MANAGEMENT HOLDINGS LTD.

			By:	/s/ JAMES A BODI
				Name:	James A Bodi
				Title:	Director

Sublicencees:

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, 1922859 ALBERTA ULC			BROOKFIELD BUSINESS L.P., by its managing general partner, BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, 1922859 ALBERTA ULC

By:	/s/ A.J. SILBER		By:	/s/ A.J. SILBER
	Name:	A.J. Silber		Name:	A.J. Silber
	Title:	General Counsel & Secretary		Title:	General Counsel & Secretary

By:	/s/ CRAIG LAURIE		By:	/s/ CRAIG LAURIE
	Name:	Craig Laurie		Name:	Craig Laurie
	Title:	Chief Executive Officer & Chief Financial Officer		Title:	Chief Executive Officer & Chief Financial Officer

[BBP Sublicense Agreement]